FOR IMMEDIATE RELEASE

   NEWS RELEASE

Cree East Uranium Joint Venture Receives $4.68 million Funding from Korean Consortium

Vancouver, Canada, December 20th, 2010 -  CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to report the receipt of $4.68 million in funding from the Korean Consortium, comprising Hanwha Corp., Korea Electric Power Corp. (KEPCO), Korea Resources Corp. (KORES) and SK Energy Co. Ltd.,  in satisfaction of the Consortium’s total $19 million earn-in commitment for the Cree Lake uranium project in the Athabasca Basin, Canada.  The Korean Consortium now holds a 50% participating interest in the Cree East joint venture partnership, which is operated by CanAlaska.

In preparation for Winter 2011 exploration on the Cree East project, preliminary geophysical surveying commenced in early December as part of a planned $3.58 million, 7,650 metre, 18-drill hole winter drill program.

CanAlaska expects to carry out drill testing on 3 targets (Zones I, C and D) located within shallow lake-covered areas.  In each of these areas, previous drilling has intercepted uranium mineralization and strong alteration in surrounding rocks and the covering Athabasca sandstone.

The best drill intercept was in drill-hole CRE040 at Zone I, where the first of two holes into a new target intercepted strongly fractured and clay altered core, hematization and geochemically anomalous uranium and trace base metal mineralization above an upper basement intercept of 1.4 m @ 0.091 % U3O8 in a graphitic conductor unit.

106°15'0"W
422000
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6366000
6364000
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57°22'30"N
Cree Lake
Map Area
C r e e L a k e
ZONE A
ZONE I
ZONE K
ZONE C
ZONE D
ZONE J
ZONE E
ZONE F
ZONE H
ZONE G
Legend
2011 Winter Drilling
2008-2010 Drill Holes
0 0.5 1 2
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 1
Date: Dec 2, 2010
Drawn by: AS
CRE nr 12 20 2010

News Release

December 20th, 2010

At Zone D, previous drill-hole CRE017 intercepted 1.7 m @ 0.012 U3O8 in basement rocks.  Overlying this was uranium and boron (±Ni, As) above the unconformity for up to 30-40 metres with values of up to 10 times background.  There are also major basement offsets totaling up to 45 metres within this zone.

In all drill areas on the project, geological and geophysical work has more closely-identified the targets, and ongoing drilling is expected to concentrate within 100 metres of previous wider-spaced drill intercepts.  A summer 2011 drill program is also anticipated for land-based targets, which were upgraded by this past summer’s drilling on Zones A, H and G (see News Release -  Sept 28th, 2010).

The Qualified Person for this news release is Peter G. Dasler, P. Geo.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com
CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 20th, 2010